UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

International Hi-Tech Industries Inc. (the "Company")
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

Telephone: (604) 733-5400

Item 2. Date of Material Change

June 8, 2004

Item 3. News Release

The News Release related to this material change was dated June 8, 2004 and was disseminated through Stockwatch and filed on SEDAR.

Item 4. Summary of Material Change

The auditing process of the Company's audited financial statements for the year ended December 31, 2003 has taken longer than anticipated. The Company has obtained a Management Cease Trade Order in order to give the Company more time to file the financial statements.

Item 5. Full Description of Material Change

As announced in the Company's News Release dated April 2, 2004, the Company recently appointed BDO Dunwoody LLP as its new auditors with their first task being the audit of the Company's financial statements for the year ended December 31, 2003. This appointment was made in order to improve the audit procedures, integrity and presentation of the Company's financial statements to stay in step with increased audit and regulatory financial statement provisions.

The auditing process for the 2003 financial statements has taken longer than anticipated, however the Company expects that the statements should be filed shortly. In the interim, the Company wishes to avoid a cease trade order being issued by the regulatory authorities for the delay in filing the financial statements. Accordingly, the Company has applied for and obtained a Management Cease Trade Order issued by the British Columbia Securities Commission June 2, 2004, which provides that the directors, officers and insiders of the Company must cease trading all of their securities in the Company until all required financial statements have been filed and the order has been revoked. With this Management Cease Trade Order, the Company now has the further required time to file the 2003 year end statements and the March 31, 2004 quarterly statements.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Roger A. Rached, President
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

Telephone: (604) 733-5400

June 11, 2004 /s/ Roger A. Rached
Date Signature
Roger A. Rached, President

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

International Hi-Tech Industries Inc. (the "Company")
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

Telephone: (604) 733-5400

Item 2. Date of Material Change

June 9, 2004

Item 3. News Release

The News Release related to this material change was dated June 9, 2004 and was disseminated through Stockwatch and filed on SEDAR.

Item 4. Summary of Material Change

The Company has granted incentive stock options indirectly to an officer of the Company.

Item 5. Full Description of Material Change

The Company has granted, pursuant to its Share Option Plan, incentive stock options indirectly to an officer of the Company, to purchase up to 5,200,000 common shares in the capital of the Company at a price of $0.20 per share expiring October 6, 2008.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Roger A. Rached, President
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

Telephone: (604) 733-5400

June 11, 2004 /s/ Roger A. Rached
Date Signature
Roger A. Rached, President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: June 11, 2004

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO